Exhibit 99.2

GoldMining Releases
2023 Sustainability Report

Vancouver, British Columbia – May 2, 2024 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce the publication of its Sustainability Report for fiscal year 2023. The Sustainability Report presents the Company’s approach and performance on sustainability initiatives and outlines sustainability strategy and goals for the future.

The Sustainability Report is guided by the Company's materiality assessment to better understand the sustainability related topics relevant to our business and presents sustainability goals that are aligned with the United Nations’ Sustainable Development Goals. That is, GoldMining is dedicated to ensuring responsible exploration and development practices, which seek to minimize harm to the environment, and create shared value for the local communities in which we operate.

2023 Sustainability Report Highlights

●	A focus on health and safety was supported by more than a doubling of health, safety and emergency response training (from the prior year), totaling 632 hours, provided to employees and contractors.

●

GoldMining's commitment to supporting local communities has been bolstered by donations to local community organizations, addressing urgent social challenges, including food insecurity and shortages in health care supplies.

●

The Company completed an environmental baseline study and social development and management plan for the Yarumalito Project, Colombia. The Company held over 26 community meetings to inform, co-develop and gain community support for the Company's social plans.

●	The Company had zero reportable environmental incidents.

●	In partnership with São Paulo University, Brazil, the Company launched a pilot program to help reduce mercury contamination from artisanal miners.

●

In-line with the Company’s commitment to create employment opportunities for the local community, GoldMining hired 100% of our staff from within country, including 68% from surrounding communities to exploration sites.

●	The Company continued its focus on diversity and inclusion, with 44% of Executives & Senior Management being female and 63% ethnically diverse representation on the Company’s board of directors.

Alastair Still, Chief Executive Officer stated, “I am extremely proud of the efforts by our team in creating our annual 2023 Sustainability Report, which documents our advancements and approach to developing and adopting practices for socially responsible exploration and development, including environmental management, stakeholder engagement, human rights and health and safety. Fiscal year 2023 was an exceptional year of growth and progress for GoldMining. The Company maintains a disciplined growth strategy focused on the acquisition and development of gold assets in the Americas, while maintaining a commitment to establishing sound sustainability practices. Through this steadfast focus, we now control a diversified portfolio of resource-stage gold and gold-copper projects in the Americas.”

The full Sustainability Report is available on the Company’s website at www.goldmining.com. For questions about the Sustainability Report, please contact info@goldmining.com.

About GoldMining Inc.

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects and strategic investments in Canada, U.S.A., Brazil, Colombia, and Peru. The Company also owns approximately 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.9 million shares of U.S. GoldMining Inc. (Nasdaq: USGO), and 26.7 million shares of NevGold Corp. (TSXV: NAU). See www.goldmining.com for additional information.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the Company’s sustainability strategy and plans. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2023, and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.